UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA Announces Third Quarter 2019

Operating and Financial Results

Monterrey, Mexico, October 17, 2019— Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), today reported its unaudited, consolidated financial and operating results for the third quarter 2019.

3Q19 Summary

■	Passenger traffic grew 6.9%, reaching 6.1 million passengers.

■	Capital investments and major maintenance included in the Master Development Plans (MDPs) plus strategic investments amounted Ps. 357 million for the quarter.

■	During the quarter, we inaugurated the expansion and remodeling of the San Luis Potosí and Chihuahua airports terminal buildings.

Chief Financial Officer Ruffo Pérez Pliego del Castillo +52 (81) 8625 4300 rperezpliego@oma.aero	www.oma.aero	Investor Relations: Luis Emmanuel Camacho Thierry +52 (81) 8625 4308 ecamacho@oma.aero

OMA will hold its 3Q19 earnings conference call on October 18, 2019 at 12 pm Eastern time, 11 am Mexico City time.

Call 1-877-407-9208 toll-free from the U.S. or 1-201-493-6784 from outside the U.S. The conference ID is 13695577. The conference call will also be available by webcast at http://ir.oma.aero/events.cfm.

3Q19 Operating Results

Operations, Passengers, and Cargo

2 routes were opened during the quarter, including 1 domestic and 1 international route, while 1 route was cancelled. The number of available seats offered increased 6.8% compared to 3Q18.

Total passenger traffic increased 6.9%. Of total traffic, 89.3% was domestic and 10.7% was international.

Domestic passenger traffic increased 6.4%. Ten airports increased traffic. The airports with the largest increases were:

■	Ciudad Juárez (+17.6%), mainly on the Mexico City, Bajío and Cancún routes.

■	Culiacán (+10.9%), on its Mexico City and Tijuana routes.

■	Chihuahua (+9.6%), on its Mexico City and Tijuana routes.

■	Acapulco (+20.6%), on its Mexico City route.

International passenger traffic increased 11.2%. Twelve airports recorded increases in international traffic, led by Monterrey (+7.8%), as a result of increased traffic on its Houston route.

Commercial Operations

OMA implemented 21 commercial initiatives in the quarter. The commercial space occupancy rate in the passenger terminals was 98.7%.

Hotel Services

■	The NH Collection Terminal 2 Hotel had an 84.6% occupancy rate, a decrease of 0.2 percentage points compared to 3Q18. The average room rate was Ps. 2,219 per night.

■	The Hilton Garden Inn had a 77.5% occupancy rate, a decrease of 1.7 percentage points, with an average room rate of Ps. 2,282 per night.

Freight Logistics Services

■	OMA Carga’s revenues grew 12.1% as a result of operation of cargo with higher commercial value. During the quarter, handled freight decreased 11.1% to 7,464 metric tons versus 3Q18.

Industrial Services

■	OMA VYNMSA Aero Industrial Park: Rental income reached Ps. 9.9 million, an increase of 49.9%, as a result of the six warehouses on lease compared to four warehouses on lease during 3Q18.

Consolidated Financial Results

Revenues

Aeronautical revenues increased 10.0%.

Non-aeronautical revenues increased 11.2%. Non-aeronautical revenues per passenger was
Ps. 75.7.

Commercial revenues increased 12.3%. The line items with the largest increases were:

■	Parking, +10.1%, as a result of growth in the number of users and a higher average ticket, mainly in the Monterrey, Chihuahua and Ciudad Juárez airports.

■	Restaurants, +18.2%, due to higher revenue share in Ciudad Juárez, Chihuahua, Monterrey, and Culiacan airports, as well as the beginning of operations of restaurants in airports with new and/or renewed commercial spaces, such as Monterrey, Chihuahua and Acapulco.

■	VIP lounges, +42.7%, because of a higher number of users, and the openings in Terminal C and Terminal B of the Monterrey airport, San Luis Potosí, and Acapulco.

■	Car rental, +9.6%, due to the lease of 7 new locations during 2019, and improved contractual terms.

Diversification revenues grew 9.7%, mainly due to a higher income from OMA Carga, hotel services and industrial services.

Construction revenues represent the value of improvements to concessioned assets. They are equal to construction costs and generate neither a gain nor a loss. Construction revenues and costs are determined based on the advance in the execution of projects in accordance with the airports’ Master Development Programs (MDP), and variations depend on the rate of project execution.

Costs and Operating Expenses

The sum of cost of airport services and general and administrative expenses (G&A) decreased 2.0%, mainly due to lower professional fees, and a lower cost of electricity, water and insurance. Additionally, the adoption of IFRS 16 (“Leases”) generated a reduction of Ps.2.0 million in rents, included in other costs and expenses, as well as a decrease of Ps.7.1 million in cost of hotel services.

The major maintenance provision was Ps. 56 million. The outstanding balance of the maintenance provision was Ps. 931 million.

The airport concession tax increased 13.2% as a result of the growth in revenues, while the technical assistance fee decreased 12.4%. Effective January, 2019, technical assistance fee is equal to 3% of EBITDA from airport concessions before technical assistance, compared to the 4% applicable during 2018.

As a result of the foregoing, total operating costs and expenses decreased 0.8%. Excluding construction costs, total costs and operating expenses decreased 1.9%.

Operating Income and Adjusted EBITDA

Operating income rose 17.9% to Ps. 1,286 million, with an operating margin of 59.7%.

Adjusted EBITDA increased 14.5%, with an Adjusted EBITDA margin of 74.1%.

Financing Income, Taxes, and Net Income

Financing Expense was Ps. 36 million.

Taxes were Ps. 392 million, and the effective tax rate was 31.4%.

Consolidated net income increased 18.2% to Ps. 858 million.

Earnings per share, based on net income of the controlling interest, increased 18.7% to Ps. 2.18; earnings per ADS increased 13.5% to US$0.89. Each ADS represents eight Series B shares.

MDP and Strategic Investments

Capital investments and major maintenance works in the MDPs and strategic investments totaled Ps. 357 million, comprised of Ps. 199 million in improvements to concessioned assets, Ps. 129 million in major maintenance, Ps. 28 million in strategic investments and Ps. 1 million in other concepts.

The most important investment expenditures included:

Debt

Derivatives

As of the date of this report, OMA has no financial derivatives exposure.

Cash Flow Statement

In the first nine months of 2019, cash flows from operating activities increased 0.4% to Ps. 2,763 million, compared to same period of 2018.

Investing activities used cash of Ps. 509 million in the first nine months. Outflows included Ps. 624 million for improvements to concessioned assets and Ps. 35 million for acquisition of equipment.

Financing activities generated an outflow of Ps. 2,105 million, mainly due to the dividend paid of Ps.1,599 million, as well as interest payments totaling Ps. 245 million and the repurchase of shares for a total of Ps.210 million.

Cash increased Ps. 148 million during the first nine months, to Ps. 3,121 million as of September 30, 2019.

Material Events

Expansion and remodeling of the San Luis Potosí Airport Terminal Building: On August 16, 2019, OMA inaugurated the expansion and remodeling of the San Luis Potosí airport terminal building. Total investment was Ps.400 million and the building was expanded in 8,600 m², reaching a total of 13,482 m². Passenger capacity grew threefold to serve up to 1.2 million passengers per year.

Expansion and remodeling of the Chihuahua Airport terminal building: On September 17, 2019, OMA inaugurated the expansion and remodeling of the terminal building at the Chihuahua airport. Total investment was Ps.318 million and the project included 5,743 m² of new areas and the remodeling of 9,510 m².

Notes to the Financial Information

Financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), and presented in accordance with IAS 34 “Interim Financial Reporting.”

Unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior year period. The exchange rates used to convert foreign currency amounts were Ps. 18.8120 as of September 30, 2018, Ps. 19.6566 as of December 31, 2018 and Ps. 19.6808 as of September 30, 2019.

Adjusted EBITDA and Adjusted EBITDA margin: OMA defines Adjusted EBITDA as EBITDA less construction revenue plus construction expense and maintenance provision. We calculate the Adjusted EBITDA margin as Adjusted EBITDA divided by the sum of aeronautical revenue and non-aeronautical revenue. Construction revenue and construction cost do not affect cash flow generation and the maintenance provision corresponds to capital investments. OMA defines EBITDA as net income minus net comprehensive financing income, taxes, and depreciation and amortization. Neither Adjusted EBITDA nor EBITDA should be considered as an alternative to net income as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. It should be noted that neither Adjusted EBITDA nor EBITDA is defined under IFRS, and may be calculated differently by different companies.

Capital investments: includes investments in fixed assets (including investments in land, machinery, and equipment) and improvements to concessioned properties under the Master Development Plan (MDP) plus strategic investments.

Construction revenue, construction cost: IFRIC 12 “Service Concession Arrangements” addresses how service concession operators should account for the obligations they undertake and rights they receive in service concession arrangements. The concession contracts for each of OMA’s airport subsidiaries establishes that the concessionaire is obligated to carry out improvements to the infrastructure transferred in exchange for the rights over the concession granted by the Federal Government. The latter will receive all the assets at the end of the concession period. As a result the concessionaire should recognize, using the percentage of completion method, the revenues and costs associated with the improvements to the concessioned assets. The amount of the revenues and costs so recognized should be the price that the concessionaire pays or would pay in an arm’s length transaction for the execution of the works or the purchase of machinery and equipment, with no profit recognized for the construction or improvement. The application of IFRIC 12 does not affect operating income, net income, or EBITDA, but does affect calculations of margins based on total revenues.

Passengers and Terminal passengers: All references to passenger traffic volumes are to Terminal passengers, which includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Analyst Coverage

In accordance with the requirements of the Mexican Stock Exchange, the analysts covering OMA are:

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety, security, and ISO 9001:2008 environmental standards. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

●	Webpage http://ir.oma.aero

●	Twitter http://twitter.com/OMAeropuertos

●	Facebook https://www.facebook.com/OMAeropuertos

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated October 23, 2019